[redacted]

09057695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 65803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Billow Butler & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Wacker Drive, Suite 2050
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell M. Butler 312/559-9055
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

1751 Lake Cook Road, Suite 400 (Address) (City) Illinois (State) 60015 (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC
Mail Processing
Section
FEB 2 6 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darrell M. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Billow Butler & Company, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director
Title

Notary Public

OFFICIAL SEAL
ANNA LOUISE WEILER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES SEPTEMBER 12, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Billow Butler & Company, L.L.C.

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. (the Company) as of December 31, 2008, and the related statements of income, members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Billow Butler & Company, L.L.C. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Deerfield, Illinois
February 20, 2009

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

FINANCIAL STATEMENTS

Billow Butler & Company, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	1,490,226
Fees receivable		3,455
Prepaid expenses and other assets		4,882
Property and equipment, net of accumulated depreciation of $173,263		49,730
Lease deposit		35,000
Total assets	$	1,583,293

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	67,742
Deferred rent		34,368
Members' capital		1,481,183
	$	1,583,293

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 4,303,103
Interest income	150
	4,303,253
Expenses	
Advertising and promotion	38,663
Deal expenses	124,998
Depreciation	17,572
Dues and subscriptions	42,470
Other operating expenses	42,748
Payroll and related expenses	1,141,361
Professional fees	73,016
Referral fees	19,750
Rent	129,091
Telephone	24,045
	1,653,714
NET INCOME	$ 2,649,539

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF MEMBERS' CAPITAL
For the Year Ended December 31, 2008

Members' capital, beginning of year	$	1,360,978
Net income for the year		2,649,539
Distributions to members		(2,529,334)
Members' capital, end of year	$	1,481,183

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	2,649,539
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		17,572
(Increase) decrease in assets		
Fees receivable		107,000
Prepaid expenses and other assets		(794)
Increase in liabilities		
Accounts payable and accrued expenses		44,091
Deferred rent		1,955
Net cash provided by operating activities		2,819,363
Cash flows from investing activities		
Purchases of property and equipment		(3,566)
Net cash used in by investing activities		(3,566)
Cash flows from financing activities		
Distributions paid to members		(2,330,618)
Net cash used in financing activities		(2,330,618)
NET INCREASE IN CASH		485,179
Cash, beginning of year		1,005,047
Cash, end of year	$	1,490,226

Noncash transaction

The Company distributed to members the amounts due from them of $198,716.

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Billow Butler & Company, L.L.C. (Company), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition (M&A) activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers where the estimated sale price will exceed $10 million. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC).

2. Revenue Recognition and Fees Receivable

The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions. The Company bills its clients in accordance with contractual provisions. The fees receivable represent those fees earned, but not yet received. At December 31, 2008, an allowance for collectibility was not considered necessary by management. Management evaluates collectibility of fees receivable based on their aging and circumstances involved with each specific contract.

3. Property and Equipment

Property and equipment, consisting mainly of office equipment, are recorded at cost and depreciated over a period of 3 to 7 years.

4. Income Taxes

The Company, by virtue of the consent of its members, has elected to operate as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual members and an income tax provision has not been recorded in these financial statements. The Company is subject to state replacement taxes.

5. Advertising Costs

Advertising costs are charged to operations as they are incurred. Advertising costs aggregated $38,663 for the year ended December 31, 2008.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximates fair value due to the short maturity of these instruments.

In accordance with FASB Staff Position No. FAS 157-2, the Company has elected to defer the provisions of FASB Statement No. 157 "Fair Value Measurements" for all nonfinancial assets and liabilities.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,388,116, which was $1,381,309 in excess of its required net capital of $6,807. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

NOTE C - LEASE COMMITMENTS AND DEFERRED RENT

The Company leases its office facility under a noncancelable operating lease agreement with monthly payments ranging from $4,472 to $6,003 through April 2015. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. Rent expense, including payments for taxes and maintenance costs, amounted to $129,091 for the year ended December 31, 2008.

NOTE C - LEASE COMMITMENTS AND DEFERRED RENT (Continued)

The lease requires escalating rent payments over the life of the lease. Accounting principles generally accepted in the United States of America require rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The excess rent expense recognized over rent payments made was $1,955 in 2008 and, accordingly, has cumulatively decreased members' capital by $34,368 as of December 31, 2008.

Future minimum lease payments under this lease as of December 31, 2008 are as follows:

2009	$	61,151
2010		63,193
2011		65,235
2012		67,277
2013		69,319
Thereafter		95,375
	$	421,550

NOTE D - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company is a sponsor of a Simplified Employee Pension (SEP) plan, whereby it can make discretionary contributions on behalf of eligible employees. Employees are eligible after two years of service, with a minimum of 1,000 hours worked for each year of employment. The Company made contributions of $90,000 to the plan during the year ended December 31, 2008.

NOTE E - CONCENTRATION OF RISK

1. Uninsured Cash

The Company maintains its cash balances in two financial institutions located in Illinois. Interest-bearing accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution, and noninterst-bearing accounts are fully insured by the FDIC. These temporary FDIC insurance limits remain in effect for participating institutions through December 31, 2009. At December 31, 2008, the Company had no uninsured cash balances.

NOTE E - CONCENTRATION OF RISK (Continued)

2. Concentrations of Credit Risk

For the year ended December 31, 2008, the Company derived 96% of its commission revenues from five customers. There are no amounts due from these customers at December 31, 2008. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

SUPPLEMENTAL INFORMATION

Billow Butler & Company, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total assets	$ 1,583,293
Less nonallowable assets	93,067
Adjusted current assets	1,490,226
Total liabilities	(102,110)
Net capital	1,388,116
Minimum adjusted net capital [greater of 6 2/3 % of aggregate indebtedness $6,807 or $5,000]	(6,807)
Excess net capital	$ 1,381,309
Aggregate indebtedness:	
Accounts payable, accrued expenses, and deferred rent	$ 102,110
Ratio:	
Aggregate indebtedness to net capital	.07 to 1
Reconciliation of net capital from the FOCUS report, as originally filed, to these financial statements	
Net capital per FOCUS report, as originally filed	$ 1,403,555
Various year-end closing adjustments	(15,439)
Net capital per these financial statements	$ 1,388,116

Billow Butler & Company, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Billow Butler & Company, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, no information relating to possession or control requirements is required to be made.

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Billow Butler & Company, L.L.C.

In planning and performing our audit of the financial statements of Billow Butler & Company, L.L.C. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co., Ltd.
Certified Public Accountants

Deerfield, Illinois
February 20, 2009

END